UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36304 / August 18, 2026

In the Matter of	:
	:
Wilmington Trust, N.A.	:
	:
111 Pennsylvania Avenue, N.W.	:
Washington, DC 20004	:
	:
812-15541	:
	:

ORDER DENYING A REQUEST FOR A HEARING AND GRANTING AN EXEMPTION UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM CERTAIN REQUIREMENTS OF RULE 3a-7(a)(4)(i) UNDER THE ACT

Wilmington Trust, N.A. (the "Applicant") filed an application on January 26, 2024, and amendments thereto on June 25, 2024, and December 30, 2025, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from certain requirements of rule 3a-7(a)(4)(i) under the Act. The order would permit an issuer of asset-backed securities that is not registered as an investment company under the Act in reliance on rule 3a-7 under the Act (an "Issuer") to appoint Applicant as a trustee to the Issuer when Applicant is affiliated with an underwriter for the Issuer's securities.

On February 10, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 35948). The notice gave interested persons an opportunity to request a hearing on the application.

On February 27, 2026, the Commission received a hearing request (as supplemented on March 2, 2026, the "Request") from an irrevocable trust (the "Requestor") representing that it holds a beneficial interest in a separate asset-backed security for which Applicant allegedly serves as indenture trustee. The Request seeks a hearing to address Applicant's alleged non-compliance, in that role, with the Trust Indenture Act of 1939, activity that is separate and distinct from the issue underlying this exemptive relief: whether an affiliation with an underwriter of an ABS offering must by itself prohibit Wilmington Trust from acting as trustee to an Issuer. The Request does not implicate this issue.

According to Rule 0-5(a) under the Act, an interested person may request a hearing by "submit[ting] to the Commission in writing any facts bearing upon the desirability of a hearing on the matter" and "stating [the] reasons" for requesting a hearing. Rule 0-5(c), in turn, provides that "[t]he Commission will order a hearing on the matter, if it appears that a hearing is necessary or appropriate in the public interest or for the protection of investors[.]" In applying this standard, the Commission has previously focused on whether the hearing request raises any new material issues of fact or law that are relevant to the issues that the Act requires the Commission to consider in deciding whether to grant or deny the application.[1]

The Request for a hearing is denied because the Requestor does not raise any new or relevant issue of law or fact that is material to the Commission's consideration of the application. The Request makes allegations under a separate statute, the Trust Indenture Act, which, among other things, does not authorize the Commission to play any dispute resolution or enforcement role. Further, those allegations are not relevant to the standards for exemptive relief from Rule 3a-7, and the Request does not discuss specific issues that relate to such relief.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. [2]

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[1] See, e.g., AdvisorShares Investments LLC, et al., Investment Company Act Release No. 28822 (July 20, 2009) (order); Chase Manhattan Bank, N.A. and Chemical Bank, Investment Company Act Release No. 23186 (May 14, 1998) (order).

[2] Because the Commission has determined that the Requestor has not raised a material relevant issue of fact or law and therefore a hearing is not necessary or appropriate in the public interest or for the protection of investors, the Commission does not deem it necessary to reach a formal determination with respect to the status of the Requestor as an "interested person" within the meaning of section 40(a) of the Act and Rule 0-5(c) under the Act. *See In the Matter of Vanguard Index Funds, et al.*, Investment Company Act Rel. No. 24789 (Dec. 12, 2000) at footnote 1 (stating that "[t]he Commission does not deem it necessary to make a formal determination with respect to the status of S&P as an 'interested person' within the meaning of Section 40(a) of the Act and rule 0-5(c) under the Act inasmuch as the Commission has determined that the assertions made and the issues raised [by S&P] in connection with the application do not warrant a hearing.").

Accordingly,

IT IS ORDERED that the request for a hearing is denied.

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Wilmington Trust, N.A. (File No. 812-15541) for an exemption from certain requirements of rule 3a-7(a)(4)(i) under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

By the Commission.

Sherry R. Haywood,

Assistant Secretary.